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     ROBERT J. ZUTZ
     (202) 778-9059
     zutzrj@kl.com
                                   October 30, 1995


     Heritage Capital Appreciation Trust
     880 Carillon Parkway
     St. Petersburg, Florida  33716

     Gentlemen:

              Heritage Capital Appreciation Trust (the "Trust") is a trust organized under the laws of the Commonwealth of Massachusetts. We understand that the Trust is about to file a Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended ("1940 Act"), for the purpose of making definite the number of shares that it has registered under the Securities Act of 1933, as amended ("1933 Act"), and that it sold during its fiscal year ended August 31, 1995.

              We have, as counsel, participated in various business and other matters relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of its Agreement and Declaration of Trust and By-Laws, as now in effect, the minutes of meetings of its Trustees and other documents relating to its organization and operation, and we generally are familiar with its business affairs. You have advised us that, during its fiscal year ended August 31, 1995, the Trust sold 344,134 shares of beneficial interest ("Shares") at an aggregate sales price of $4,913,201 and redeemed 914,412 Shares at an aggregate redemption price of $13,196,039. Based on the foregoing, it is our opinion that:

              1. The Trust is authorized to issue an unlimited number of Shares, including those Shares now issued and outstanding. Under Massachusetts law, such Shares that were issued and subsequently were redeemed by the Trust may be resold.

              2. The 344,134 Shares sold during the Trust's fiscal year ended August 31, 1995, the registration of which will be made definite by the filing of a Rule 24f-2 Notice, were legally issued, fully paid and nonassessable.

              The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that creditors of, contractors with and claimants against the Trust shall look only to the assets of the Trust for payment. It also requires that notice of such
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     Heritage Capital Appreciation Trust
     October 30, 1995
     Page 2


     disclaimer be given in each contract or instrument made or issued by the officers or the Trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides: (i) for indemnification from Trust assets for all loss and expense of any shareholder held personally liable for the obligations of the Trust by virtue of ownership of Shares of the Trust; and (ii) for the Trust to assume the defense of any claim against the shareholder for any act or obligation of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations.

              We hereby consent to this opinion accompanying the Rule 24f-2 Notice which you are about to file with the Securities and Exchange
     Commission. We also consent to the reference to our firm in the prospectus filed as part of the Trust's registration statement.

                                                Very truly yours,

                                                KIRKPATRICK & LOCKHART LLP



                                                By      /s/ Robert J. Zutz
                                                        _______________________
                                                        Robert J. Zutz